

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2024

Yuanjun Ye
Chief Financial Officer
LightInTheBox Holding Co., Ltd.
51 Tai Seng Avenue
#05-02B/C, Pixel Red
Singapore 533941

      Re: LightInTheBox Holding Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2022
           File No. 001-35942

Dear Yuanjun Ye:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Disclosure Review Program

cc: Yu Wang